                                                -------------------------------
                                                l         OMB APPROVAL        l
                                                -------------------------------
                                                l OMB Number:       3235-0145 l
                                                l Expires:  December 31, 1997 l
                                                l Estimated average burden    l
                                                l hours per response....14.90 l
                                                -------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 17)*

                BLAIR CORPORATION (formerly NEW PROCESS COMPANY)
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                       092828 10 2 (formerly 648210 10 2)
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)                Page 1 of 5 pages

CUSIP NO.  092828 10 2                13G                     PAGE 2 OF 5 PAGES

    1)  NAME OF REPORTING PERSON                JOHN L. BLAIR
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                SSN/###-##-####

    2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)   / /
                                                                (b)   / /

    3)  SEC USE ONLY


    4)  CITIZENSHIP OR PLACE OF ORGANIZATION                   UNITED STATES


    NUMBER OF SHARES             5) SOLE VOTING POWER                 1,013,046
    BENEFICIALLY OWNED
    BY EACH REPORTING            6) SHARED VOTING POWER                 211,955
    PERSON WITH
                                 7) SOLE DISPOSITIVE POWER            1,013,046

                                 8) SHARED DISPOSITIVE POWER            211,955

    9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,225,001


   10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                              X

   11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                13.27%


   12)  TYPE OF REPORTING PERSON*                                            IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

        BLAIR CORPORATION

Item 1(b).  Address of Issuer's Principal Executive Offices:

        220 Hickory Street
        Warren, Pennsylvania 16366

Item 2(a).  Name of Person Filing:

        John L. Blair

Item 2(b).  Address of Principal Business Office or, if none, Residence:

        108 East Street
        Warren, Pennsylvania 16365

Item 2(c).  Citizenship:

        UNITED STATES

Item 2(d).  Title of Class of Securities:

        COMMON STOCK

Item 2(e).  CUSIP Number:

        092828 10 2

Item 3. Check appropriate box if this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

        (Not Applicable)

                               Page 3 of 5 pages

Item 4.  Ownership: as of December 31, 1996:

        (a) Amount Beneficially Owned:                 1,225,001(1)

        (b) Percent of Class:                              13.27%

        (c) Number of shares as to which such person has:
            (i) sole power to vote or to direct the vote            1,013,046
            (ii) shared power to vote or to direct the vote           211,955(1)
            (iii) sole power to dispose or to direct the disposition of
                                                                    1,013,046
            (iv) shared power to dispose or to direct the disposition of
                                                                      211,955(1)

Item 5.  Ownership of Five Percent or Less of a Class:

        (Not Applicable)

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

        (Not Applicable)


(1) Such amount includes the following shares: (i) 153,309 shares of Common Stock held in a trust of which Mr. Blair is a co-trustee with a commercial bank and (ii) 58,646 shares of Common Stock held in two trusts of which Mr. Blair is a co-trustee with a commercial bank (one trust of 29,323 shares was established for the benefit of Mr. Blair's daughter, Wendy Blair Dalgleish, and the other trust of 29,323 shares for Mr. Blair's son John L. Blair III). This amount does not include 110,252 shares of Common Stock owned of record and beneficially by Mr. Blair's wife as to which Mr. Blair disclaims beneficial ownership.


                               Page 4 of 5 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        (Not Applicable)

Item 8.  Identification and Classification of Members of the Group:

        (Not Applicable)

Item 9.  Notice of Dissolution of Group:

        (Not Applicable)

Item 10. Certification:

        (Not Applicable)


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


JANUARY 27, 1997
--------------------------------
Date

/s/ JOHN L. BLAIR
--------------------------------
Signature

John L. Blair
--------------------------------
Name/Title

                               Page 5 of 5 pages